Filed pursuant to Rule 424(b)(3)
File No. 333-214153
333-214153-01

SUPPLEMENT Dated December 16, 2016

(To Prospectus Dated October 31, 2016)

WisdomTree Continuous Commodity Index Fund

61,000,000 Common Units of Beneficial Interest

This prospectus supplement is to the prospectus of WisdomTree Continuous Commodity Index Fund (the “Fund”) dated October 31, 2016, which relates to a continuous offering of 61,000,000 Shares representing units of fractional undivided beneficial interest in and ownership of the Fund. This prospectus supplement should be read in its entirety in conjunction with the prospectus, and kept together with your prospectus for future reference. This prospectus supplement describes amendments to the prospectus that will go into effect on January 1, 2017.

Investing in the Shares involves significant risk. See “Risk Factors” beginning on Page 14 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Management Fee

Effective January 1, 2017, the Managing Owner has voluntarily agreed to a reduction of the Management Fee from 0.85% to 0.75% per annum of the average amount of daily net assets of the Master Fund. All references to the Management Fee in the prospectus are hereby amended accordingly with an effective date of January 1, 2017.

Brokerage Commissions and Fees; Routine Operational, Administrative and Other Ordinary Expenses

Effective January 1, 2017, the Managing Owner has voluntarily agreed to assume all routine operational, administrative and other ordinary expenses of the Fund and the Master Fund, and will not be reimbursed for any such expenses. As a result, the Fund will no longer accrue for such expenses.

In addition, effective January 1, 2017, the Master Fund will pay its brokerage commissions and fees directly. As a result, the Fund will no longer accrue for such commissions and fees.

Accordingly, effective January 1, 2017, all references in the prospectus to the Fund’s accrual of:

0.20% of the Fund’s Net Asset Value for (i) brokerage commissions and fees, and (ii) routine operational, administrative and other ordinary expenses,

are deleted in their entirety and replaced with an estimate of 0.14% of the Fund’s Net Asset Value for brokerage commissions and fees (based on the Fund’s Net Asset Value as of October 31, 2016).

Breakeven Amount and Breakeven Table

After giving effect to the amendments described in this prospectus supplement which will go into effect on January 1, 2017, the estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in Shares during the first twelve (12) months of investment is 0.89% per annum of the Net Asset Value of the Fund, plus the amount of any commissions charged by the investor’s broker.

Interest income is expected to be approximately 0.20% per annum, based upon the yield on the three month U.S. Treasury bill as of October 31, 2016. Consequently, after giving effect to the amendments described in this prospectus supplement which will go into effect on January 1, 2017, the Fund is expected to break even in twelve (12) months provided that it generates gains of 0.69% per annum in respect of Shares purchased plus the amount of any commissions charged by the investor’s broker.

This prospectus supplement replaces the Breakeven Table (including footnotes) in the “Break-Even Analysis” section of the prospectus with the following:

Effective January 1, 2017, the “Breakeven Table” below shows the estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in the Shares during the first twelve months of ownership. The total estimated cost and expense load of the Shares is expressed as a percentage of $19.62 (being the Net Asset Value per Share on October 31, 2016). Although the Managing Owner has used actual numbers and good faith estimates in preparing this table, the actual expenses associated with an investment in the Shares may differ.

Breakeven Table

	Shares of the Fund(1)		Basket(2)
Expense	$	%	$	%
Underwriting Discount(3)	$0.00	0%	$0.00	0%
Management Fee(4)	$0.147	0.75%	$7,358	0.75%
Organization and Offering Expense Reimbursement(5)	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees(6)	$0.027	0.14%	$1,373	0.14%
Routine Operational, Administrative and Other Ordinary Expenses(7)(8)	$0.00	0.00%	$0.00	0.00%
Interest Income(9)	$(0.039)	(0.20)%	$(1,962)	(0.20)%
12-Month Breakeven (continuous Offering)(10)(11)	$0.135	0.69%	$6,769	0.69%

1.	The breakeven analysis set forth in this column assumes that the Shares have a constant month-end Net Asset Value and is based on $19.62 as the Net Asset Value per share. See “Fees and Charges” on page 59 for an explanation of the expenses included in the “Breakeven Table.”
2.	The breakeven analysis set forth in this column assumes that Baskets have a constant month-end Net Asset Value and is based on $981,000 as the Net Asset Value per Basket. See “Fees and Charges” on page 59 for an explanation of the expenses included in the “Breakeven Table.”
3.	No upfront selling commissions are charged to Shares sold during the continuous offering period, but it is expected that investors will be charged a customary commission by their brokers in connection with purchases of Shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.
4.	From the Management Fee, the Managing Owner will be responsible for paying any underwriting compensation in connection with this offering.
5.	All organizational and offering costs incurred in connection with organizing the Fund and the Master Fund and the offering of the Shares will be borne by the Managing Owner.
6.	The costs to the Fund for brokerage commissions and trading fees will vary by the broker or brokers involved to execute specific contracts for the funds interest. The Fund expects to pay rates that are commensurate with the going market rate for commissions and brokerage. The costs to the Fund will also be subject to the trading frequency of the Fund.

7.	Routine operational, administrative and other ordinary expenses include, but are not limited to, annual audit, accounting, and fund administration and other fund expenses. Such amounts are paid by the Managing Owner, and are not subject to reimbursement by the Fund.
8.	In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $200 per order. Because these transactions fees are de minims in amount, are charged on a transaction-by transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.
9.	Interest income currently is estimated to be earned at a rate of 0.20%, based upon the October 31, 2016 yield on 90 day Treasury Bills.
10.	It is expected that interest income will not exceed the fees and costs incurred by the Fund over a 12 month period. Therefore, the Fund needs to generate gains of at least 0.69% to break even in a 12 month period.
11.	Investors may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

The date of this prospectus supplement is December 16, 2016.

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